

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2025

Luk Huen Ling Claire
Chief Executive Officer
Roma Green Finance Ltd
Flat 605, 6/F
Tai Tung Building
8 Fleming Road
Wanchai
Hong Kong

Re: Roma Green Finance Ltd
 Registration Statement on Form F-1
 Filed February 27, 2025
 File No. 333-285301

Dear Luk Huen Ling Claire:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-679-6943 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kyle Leung